SECURITIES 05039127
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 N. Lake Destiny Rd., Suite 225
(No. and Street)

Maitland	Florida	32751-7105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Noga 407-875-0075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Tschopp, Tschopp, Whitcomb & Orr, P.A.
(Name – *if individual, state last, first, middle name*)

2600 Maitland Center Parkway, #330,		Maitland, Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 179

PROCESSED APR 29 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Noga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maitland Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON A. TURJA
My Comm Exp. 7/21/05
No. DD 043336
[✓] Personally Known [ ] Other I.D.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Financial Statements

December 31, 2004

Maitland Securities, Inc.
(A Development Stage Company)

Financial Statements

December 31, 2004

(With Independent Auditor's Report Thereon)

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Table of Contents

TSCHOPP, WHITCOMB & ORR, P.A.
Certified Public Accountants
2600 Maitland Center Parkway ◆ Suite 330 ◇ Maitland, Florida 32751
Phone: (407) 875-2760 ◆ Fax: (407) 875-2762

Independent Auditors' Report

Board of Directors and Stockholder
Maitland Securities, Inc.

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. (a development stage company) as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the period from July 14, 2003 (date of inception) through December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above, presents fairly, in all material respects, the financial position of Maitland Securities, Inc. (a development stage company) as of December 31, 2004, and the results of its operations and its cash flows for the period from July 14, 2003 (date of inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tschopp, Whitcomb & Orr, P.A.

February 16, 2004
Maitland, Florida

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statement of Financial Condition

December 31, 2004

Assets

Current assets:		
Cash	$	22,613
Total current assets		22,613

Liabilities and Stockholders' Equity

Liabilities	$	-
Commitment (note 3)		
Stockholders' equity:		
Common stock - $0.01 par value 10,000 shares authorized issued and outstanding		100
Additional paid-in capital		29,900
Deficit accumulated during the development stage		(7,387)
Total stockholders' equity		22,613
Total liabilities and stockholders' equity	$	22,613

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statement of Operations

Year ended December 31, 2004

Revenues	$ -
Operating expenses:	
General and administrative expenses	7,398
Loss from operations	(7,398)
Other income	11
Loss before income taxes	(7,387)
Provision for income taxes	-
Net loss	$ (7,387)

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statement of Stockholders' Equity

Period from July 14, 2003 (date of inception) through December 31, 2004

	Common Stock			Deficit Accumulated During The Development Stage	
	Number of Shares	Par Value	Additional Paid-in Capital		Total
Balances at July 14, 2003 (date of inception)	-	$ -	-	-	-
Sale of common stock	10,000	100	25,900	-	26,000
Balances at December 31, 2003	10,000	100	25,900	-	26,000
Capital contribution	-	-	4,000	-	4,000
Net loss	-	-	-	(7,387)	(7,387)
Balances at December 31, 2004	10,000	$ 100	29,900	(7,387)	22,613

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statements of Cash Flows

	Period From July 14, 2003 (Inception) Through December 31, 2003	Year Ended December 31, 2004	Period From July 14, 2003 (Inception) Through December 31, 2004
Cash flows from operating activities:			
Net loss	$ -	(7,387)	(7,387)
Net cash used in operating activities	-	(7,387)	(7,387)
Cash flows from financing activities:			
Proceeds from sale of common stock	26,000	-	26,000
Capital contribution	-	4,000	4,000
Net cash provided by financing activities	26,000	4,000	30,000
Increase (decrease) in cash	26,000	(3,387)	22,613
Cash at beginning of period	-	26,000	-
Cash at end of period	$ 26,000	22,613	22,613

See accompanying notes to financial statements.

(1) Organization and Description of Business

Maitland Securities, Inc. (Company) was incorporated on July 14, 2003 under the laws of the State of Florida. The Company was formed to engage principally in the brokerage, investment advisory and venture capital business.

The Company has had no substantial operations since inception. Due to the lack of sustaining operations the Company generated no significant operating revenues and has incurred cumulative operating losses of approximately $7,000. Accordingly, the Company is still considered to be in the development stage. During the period from July 14, 2003 (date of inception) through December 31, 2003, the Company's sole activity was raising capital.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

(b) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. At December 31, 2004, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(b) Income Taxes (Continued)

At December 31, 2004, deferred tax assets are related solely to the Company's net operating loss carryforward of approximately $7,000, which is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2024.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $22,613, which was $17,613 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2004, therefore the ratio of aggregate indebtedness to net capital was 0%.

MAITLAND SECURITIES, INC.
Net Capital Computation
Pursuant to SEC Rule 15c3-1
as of December 31, 2004

Total assets	$ 22,613
Deduct total liabilities	-
Ownership equity	22,613
Add subordinated liabilities	-
Total capital and subordinated liabilities	22,613
Deduct total nonallowable assets	-
Net capital before haircuts	22,613
Haircuts on securities	-
Net capital	22,613
Deduct net capital requirement	(5,000)
Excess net capital	$ 17,613

Aggregate indebtedness	$ -
Ratio aggregate indebtedness to net capital	0%